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                                                                    EXHIBIT 16.1


April 26, 2004


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Gentlemen:

We have read Item 4 of Form 8-K dated April 26, 2004, of Orthodontic Centers of America and are in agreement with the statements contained in paragraphs two, three and four, except for the last sentence of paragraph three for which we have no basis to agree or disagree. In addition, we have no basis to agree or disagree with other statements of the registrant contained in paragraphs one and five.

Regarding the registrant's statement concerning the lack of internal control to prepare financial statements, included in the third paragraph on page 2 therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant's 2003 financial statements.


         /s/ Ernst & Young LLP